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EXHIBIT  20    PRESS  RELEASE

                THE DIAL CORPORATION STREAMLINES ORGANIZATION
   STREAMLINING EXPECTED TO RESULT IN ANNUAL PRETAX SAVINGS OF $40 MILLION ADMINISTRATIVE STAFF TRIMMED, UNDERPERFORMING BRANDS CULLED, WRITE-OFF SLATED
                    1996 EARNINGS TO FALL BELOW CONSENSUS

PHOENIX, Ariz., Sept. 25, 1996 -- The Dial Corporation (NYSE: DL), the consumer products company that was created in an Aug. 15 spin-off, announced today that its board of directors has approved a plan to streamline its management and administrative organization, eliminate approximately 250 positions and sell or discontinue a number of underperforming brands and related assets. The result will be an annual pretax savings of $40 million.
     Malcolm Jozoff, Dial's chairman, president and chief executive officer, said that approximately one-half of the $40 million annual pretax savings will be targeted to improve short-term profitability (earnings per share), while the balance will be invested to enhance Dial's long-term profitability through investments in brand equity and technology efficiencies.
     "These actions are essential to improve Dial's profitability and earnings," Jozoff said.
     The company expects to take a one-time write-off of about $50 million in the third quarter of 1996 to cover all costs associated with the streamlining.
     "We are determined to structure The Dial Corporation for success," Jozoff said. "We are realists. If a company our size doesn't take the difficult steps necessary to achieve profitable growth, some bigger company just might come along and show us how to do it. We know what we have to do, and we are doing it.
     "Other companies have faced similar problems and have taken similar actions. Each and every one of our competitors has already streamlined staff, shed nonproductive assets and reduced costs. For Dial, these actions are essential."

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     Further,  Jozoff  said  that  it has become clear that the company's 1996 earnings are likely to be about 15 percent lower than the consensus of security analysts' forecasts, which were formulated prior to the spin-off. Slowness in new-product acceptance and selected detergent and personal care programs has impacted results.
     "The streamlining will let us work on these problems quickly as a way to rebuild Dial's profitability and strength," Jozoff said.
     Following  are  key  elements  of  the  streamlining:

     * Centralize management and reduce overhead: Dial is centralizing its management functions to eliminate redundancy, increase flexibility and provide better focus and clearer lines of accountability. For example, Dial will generate greater buying clout with suppliers by combining its six purchasing locations into one and will reach a critical mass in research and development by combining laboratories and functions. Overall, Dial expects to reduce its overhead expenses by 20 percent.
     As a step in the new corporate strategy, Dial announced today that Scott McHenry has joined the company as senior vice president, marketing and sales. McHenry was formerly a partner at McKinsey & Company, where he co-headed the North American consumer packaged goods practice.

     * Trim the workforce: Approximately 250 positions will be eliminated, with more than 80 percent of the reductions coming from management and administration. The workforce reduction will drop Dial's total number of employees to 2,800, down 33 percent from 4,200 in 1990. Affected employees are being notified today.
     "We deeply regret the need to reduce our workforce," Jozoff said, "but it is absolutely essential if the company is to achieve its financial goals. We aren't adjusting our secretary-to-manager ratio by eliminating secretaries. We're adjusting it by eliminating managers."


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     *    Cull underperforming brands:  Dial will trim its SKUs (stock-keeping units) by about 50 percent. These underperforming SKUs represent less than 10 percent of Dial's total sales volume. Most will be discontinued, but some may be sold.
     "This will free resources to build other products faster," Jozoff said. He noted that one-third of Dial's total product line had been introduced in just the past five years, a rate that could not be supported adequately by the company's limited resources.
     "It's time to retrench and refocus on our key brands," he said. "I'm talking about Dial soaps, Purex detergents, Armour Star food products, Renuzit air fresheners and others that are major market competitors. We are going to be disciplined in our approach to new product development and the targeting of acquisitions."

     * Move the corporate headquarters: Dial plans to vacate its present headquarters space in a Phoenix office tower, a facility that it shares with its former parent company. Jozoff noted that the current headquarters location is too large and too costly for the streamlined company. The company is considering several metropolitan areas, including Phoenix, and expects to reach a decision by year end.

     In  1995,  Dial  (then the consumer products division of what is now Viad
Corp) announced the closing of six of its U.S. manufacturing plants and the elimination of nearly 700 jobs, principally at the production facilities. Management and corporate staff positions were virtually untouched during that cutback.
     "Last year's restructuring was the first step," Jozoff said. "It reset the asset base and plant enrollment. Now, we are taking the critical steps to reduce overhead, cull unproductive SKUs and finish the write-off of fixed
assets.    Once done, we'll have the ability to improve earnings per share, to set the right prices for our detergents and bar soaps, to increase consumer advertising and to invest in selected new products. We are completing the
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streamlining job by reducing management  overhead to a level that's appropiate for our new, smaller, more cost-conscious  company."

     The Dial Corporation -- which has one of the strongest consumer franchises in the industry -- manufactures and markets personal care, household and laundry products and shelf-stable food. Its products have been in the American marketplace for more than 100 years and are found in nine out of every 10 U.S. homes.